

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Pat Obara
Chief Financial Officer
Uranium Energy Corp
500 North Shoreline, Ste. 800
Corpus Christi, Texas, USA

      Re: Uranium Energy Corp
          Form 10-K for the Fiscal Year Ended July 1, 2023
          Filed September 29, 2023
          File No. 001-33706

Dear Pat Obara:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation